UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 10)*

UFP Technologies, Inc.

(Name of Issuer)

Common Stock - $.01 Par Value

(Title of Class of Securities)

902673102

(CUSIP Number)

December 31, 2003

Date of Event which requires filing of this statement

Check the appropriate box to designate the rule pursuant to which this schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 5 Pages

CUSIP No. 902673102				Page 2 of 5 Pages

SCHEDULE 13G Amendment No. 10

1)	Names of Reporting Persons; S.S. or I.R.S. Identification Nos. of Above Persons Richard L. Bailly

2)	Check the Appropriate Box if a Member of a Group (See Instructions)

	(a)

	(b)

3)	SEC Use Only

4)	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned By Each Reporting Person With		5)	Sole Voting Power	259,947

		6)	Shared Voting Power	170,924

		7)	Sole Dispositive Power	259,947

		8)	Shared Dispositive Power	170,924

9)	Aggregate Amount Beneficially Owned by Each Reporting Person 430,871

10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11)	Percent of Class Represented by Amount in Row (9)			9.5%

12)	Type of Reporting Person (See Instructions)		IN

CUSIP No. 902673102	Page 3 of 5 Pages

SECURITIES AND EXCHANGE COMMISSION

SCHEDULE 13G

AMENDMENT NO. 10

Item 1	(a)	Name of Issuer: UFP Technologies, Inc.

	(b)	Address of Issuer’s Principal Executive Offices: 172 East Main Street Georgetown, Massachusetts 01833

Item 2	(a)	Name of Person Filing: Richard L. Bailly

	(b)	Address of Principal Business Office or, if none, Residence: 172 East Main Street Georgetown, Massachusetts 01833

	(c)	Citizenship: USA

	(d)	Title of Class of Securities: Common Stock, $.01 par value

	(e)	CUSIP NUMBER: 902673102

Item 3	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not Applicable

CUSIP No. 902673102	Page 4 of 5 Pages

Item 4 (a)	Amount Beneficially Owned:		430,871

(b)	Percent of Class:		9.5%

(c)	Number of Shares as to which such person has:

	(i)	sole power to direct the vote	259,947

	(ii)	shared power to vote or to direct the vote	170,924

	(iii)	sole power to dispose or to direct the disposition of	259,947

	(iv)	shared power to dispose or to direct the disposition of	170,924

Item 5	Ownership of Five Percent or Less of a Class:

Not Applicable

Item 6	Ownership of More than Five Percent on Behalf of Another Person:

Not Applicable

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

Not Applicable

Item 8	Identification and Classification of Members of the Group:

Not Applicable

Item 9	Notice of Dissolution of Group:

Not Applicable

Item 10	Certification

	(a) Not Applicable

	(b) Not Applicable

CUSIP No. 902673102	Page 5 of 5 Pages

After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.

February 13, 2004
Date
/s/ Richard L. Bailly
Signature
Richard L. Bailly
Name/Title